EXHIBIT 99.1

June 21, 2023

AVINO RENEWS US ATM SHARE OFFERING

Avino Silver & Gold Mines Ltd. (ASM: TSX/NYSE American; GV6: FSE; “Avino” or the “Company”) announces that  it has filed a new short form base shelf prospectus dated April 11, 2023 (the “Base Shelf Prospectus”) and prospectus supplement dated June 20, 2023 (the “Prospectus Supplement”) in Canada, pursuant to which Avino may distribute common shares (the “Offered Shares”) from time to time pursuant to a sales agreement dated June 20, 2023 (the “Sales Agreement”) with Cantor Fitzgerald & Co. (the “Designated Agent”), H.C. Wainwright & Co., LLC, Roth Capital Partners, LLC, and A.G.P./Alliance Global Partners (collectively, with the Designated Agent, the “Agents”), as agents or as principals, for the distribution of the Offered Shares in the United States up to the aggregate sales amount of US$25.0 million (the “Maximum Amount”), in accordance with the terms of the Sales Agreement (the “Offering”).  The Offering is being made in the United States under the terms of a registration statement on Form F-10 (the “Registration Statement”) filed with, and declared effective on April 21, 2023 by, the Securities and Exchange Commission (the “SEC”) in the United States, and the Base Shelf Prospectus and Prospectus Supplement filed in each Province of Canada, except Quebec; the Registration Statement, Base Shelf Prospectus and Prospectus Supplement being collectively, the “Prospectus”).

“We have re-established an ATM Share Offering after the previous offering expired on February 23, 2023, and it will be used strategically from time to time, at the Company’s discretion and subject to regulatory requirements,” said David Wolfin, Avino’s President and CEO. “The ATM provides Avino with an additional source of financial flexibility if required.”

The sales of the Offered Shares will be made directly on the NYSE American and will be deemed sales of Offered Shares under the Prospectus in transactions that are deemed to be “at-the-market distributions” as defined in National Instrument 44-102, Shelf Distributions (“NI 44-102”). The Offered Shares will be distributed at the market prices prevailing at the time of sale. As a result, prices may vary as between purchasers and during the period of distribution. The period of distribution will be until the Maximum Amount has been achieved, unless terminated earlier under the terms of the Sales Agreement.

The Company has agreed to pay the Agents a cash commission up to 3.0% of the gross proceeds of the Offering.

The Prospectus Supplement relating to the Offering, together with the Base Shelf Prospectus and the Registration Statement (collectively, the “Offering Documents”) will be filed with the securities commissions in all of the Provinces of Canada, except Quebec, and the Registration Statement previously filed with the SEC. The Offering Documents will contain important detailed information about the securities being offered. Before you invest, you should read the Offering Documents and the other documents the Company has filed for more complete information about the Company and the Offering. Copies of the Sales Agreement and the Offering Documents will be available for free by visiting the Company’s profiles on the SEDAR website maintained by the Canadian Securities Administrators at www.sedar.com or the SEC’s website at www.sec.gov, as applicable.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities, nor will there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

About Avino:

Avino is a silver producer from its wholly owned Avino Mine near Durango, Mexico. The Company’s silver and gold production remains unhedged. The Company’s mission and strategy is to create shareholder value through its focus on profitable organic growth at the historic Avino Property and the strategic acquisition of the La Preciosa property. Avino currently controls mineral resources, as per NI 43-101, that total 368 million silver equivalent ounces, within our district-scale land package. We are committed to managing all business activities in a safe, environmentally responsible and cost-effective manner, while contributing to the well-being of the communities in which we operate.

June 21, 2023 - Avino Silver & Gold Mines Ltd. – News Release

Avino Renews US ATM Share Offering

On Behalf of the Board

“David Wolfin”

David Wolfin

President & CEO

Avino Silver & Gold Mines Ltd.

Safe Harbor Statement - This news release contains “forward-looking information” and “forward-looking statements” (together, the “forward looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including our belief as to the expected closing of the Offering and the use of proceeds from the Offering. These forward-looking statements are made as of the date of this news release and the dates of technical reports, as applicable. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. While we have based these forward-looking statements on our expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements.

Such factors and assumptions include, among others, our ability to use the proceeds from the Offering as expected, the effects of general economic conditions, the price of gold, silver and copper, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgments in the course of preparing forward-looking information. In addition, there are known and unknown risk factors which could cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain of our officers, directors or promoters of with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the our common share price and volume; tax consequences to U.S. investors; and other risks and uncertainties. Although we have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. We are under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

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